EXHIBIT 1

__________________________________

ANNUAL INFORMATION FORM

FOR THE TWELVE MONTHS ENDED

December 31, 2003

March 31, 2004

TABLE OF CONTENTS

			Page

1.0	Corporate Structure		1
	1.1	Name and Incorporation
	1.2	Inter-Corporate Relationships

2.0	General Development of the Business		2
	2.1	Three-Year History
	2.2	Significant Acquisitions and Dispositions
	2.3	Trends, Risks and Uncertainties

3.0	Narrative Description of the Business		8
	3.1	Kemess South Mine, Kemess North Project
		and Other Kemess Mineral Claims
	3.2	2003 Update

4.0	Selected Consolidated Financial Information		12

5.0	Management's Discussion and Analysis of		13
		Financial Condition and Results of Operations

6.0	Market for Securities		13

7.0	Directors and Officers		13

8.0	Additional Information		15

Note: All dollar figures in this Annual Information Form are shown in United States dollars unless otherwise stated.

All documents incorporated by reference have been filed and are available under the Northgate Exploration Limited company profile at www.sedar.com. Documents incorporated by reference for the Hyland Property and the Brenda property are available under the Expatriate Resources and Canasil Resources Inc. profiles respectively at www.sedar.com.

NORTHGATE EXPLORATION LIMITED

1.0    CORPORATE STRUCTURE

1.1    Name and Incorporation

Northgate Exploration Limited ("Northgate" or the "Corporation") was incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. In 1958, the Corporation was reorganized and its name changed to its present form. A Restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, the Corporation obtained shareholder approval to continue the Corporation into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia).

The Corporation was continued into British Columbia on January 31, 2003 under number C-663195. The Corporation's head office is located at 2050 - 1055 West Georgia Street, Vancouver British Columbia V6E 3R5.

1.2    Inter-Corporate Relationships

The following table shows the subsidiaries through which Northgate holds its interests in certain mining or exploration properties, the jurisdictions of incorporation of the companies, and the percentage of voting and equity shares owned by Northgate or its subsidiaries.

In January 2003, the Corporation announced that it had reached an agreement with Royal Oak Ventures Inc. ("Royal Oak") to acquire its 5% minority interest in Kemess Mines Ltd., in exchange for 7,186,000 common shares of Northgate. The transaction closed on February 14, 2003, at which point the Corporation owned a 100% interest in Kemess Mines Ltd.

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2.0    GENERAL DEVELOPMENT OF THE BUSINESS
(All dollar amounts are stated in United States dollars unless otherwise indicated)

2.1    Three Year History

Acquisition of the Kemess South Mine

In November 1999, an agreement was signed with the Interim Receiver of Royal Oak Mines Inc., which was in interim receivership, for the purchase of a 95% economic interest in the Kemess South mine by way of a convertible royalty interest (the "Royalty Interest"). This agreement was incorporated into a comprehensive restructuring proposal (the "Proposal"), which was presented by Royal Oak Mines Inc.'s Interim Receiver to Royal Oak Mines Inc.'s creditors on December 3, 1999 and approved by the creditors on December 14, 1999 under the Bankruptcy and Insolvency Act (Canada). The Ontario Superior Court of Justice approved the Proposal on January 4, 2000, with an effective date of February 14, 2000.

In order to finance the acquisition of the Royalty Interest in the Kemess South mine, Northgate arranged a bridge loan in the amount of $145 million from Brascan Financial Corporation ("Brascan"). The total debt at December 31, 2000 of Northgate was $166 million or Cdn$268 million and was divided into a senior tranche of Cdn$156 million and Cdn$112 million of capital securities which, at the option of Northgate, was repayable in common shares.

On December 31, 2000, Northgate converted its Royalty Interest into a direct 95% equity interest in Kemess Mines Ltd., the company that owns the Kemess South mine and the 65,000 acres of mineral claims, at that time, surrounding the mine, including the Kemess North deposit.

Bretzin Mines Limited

In December 1998, Bretzin Mines Limited ("Bretzin"), a wholly-owned subsidiary of Northgate, acquired a portfolio of mineral and exploration properties principally in South America. The purchase price for these properties was allocated to cash and notes receivable. The principal consideration given was a $5.5 million promissory note, which bore interest at 5% per annum. In June 2001, Northgate sold all of its interest in Bretzin for consideration of $250,000 plus the assumption by the purchaser of a $7.6 million promissory note payable.

Yamana Resources Inc.

In November 1999, Northgate agreed to provide Yamana Resources Inc. ("Yamana") with a $4 million project finance facility for the first phase of development of the Martha high-grade silver deposit in Santa Cruz Province, Argentina. In April 2001, Northgate agreed to extend Yamana a further $500,000 to complete the development of the mine. Shipments of direct shipping ore began in February 2001. In December 2001, Northgate agreed to extend the term of the loan facility and in April 2002 the loan was repaid in full when Yamana sold the Martha mine.

Kemess Mines Ltd.

On September 13, 2001, Kemess Mines Ltd. completed a $100 million syndicated credit facility, the proceeds of which were used to repay the principal on the senior debt facility owing to Brascan. The interest rate on the six-year facility is currently Libor + 1%; the entire amount of the loan is guaranteed by Brascan until the Kemess South mine passes a completion test. Brascan charges Kemess Mines Ltd. a 1% guarantee fee. During 2003, Kemess Mines Ltd repaid a total of $9 million of the facility so that at December 31, 2003 a total of $55.5 million remained outstanding.

$140 Million Equity Financing Closed March 28, 2002

On December 19, 2001, the board of directors of the Corporation approved a Financing Plan consisting of: (i) a Unit Offering, (ii) a Flow-Through common share offering, (iii) a Cdn$25 million Rights Offering to existing shareholders, and (iv) a Cdn$90 million private placement of Class A Preference Shares to Brascan and/or its affiliates. Two prospectus' were filed with Canadian Securities Administrators on SEDAR in connection with the Financing Plan on February 18, 2002 and none of the securities issued under the plan were registered under the United States Securities Act of 1933, as amended, and therefore were not offered or sold in the United States. The Unit Offering and the Rights Offering allowed the purchase of units of the Corporation at a price of Cdn$1.26 per unit, each unit consisting of one common share of the Corporation and one-half of one Common Share purchase warrant. The Financing

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Plan was structured to refinance the capital securities owing to Brascan and to establish a long-term capital structure for the Corporation. On December 28, 2001, the Corporation entered into an agreement with BC Pacific Capital Corporation ("BC Pacific"), an affiliate of Brascan, and Brascan relating to their respective obligations under the Financing Plan. The Corporation and Brascan agreed to extend the maturity date of the capital securities from December 31, 2001 to June 30, 2002 in order to facilitate the transaction.

The Rights Offering was made to all eligible holders of Common Shares as of March 1, 2002. BC Pacific agreed to exercise its rights under the Rights Offering to the extent of its proportionate interest in the Corporation. BC Pacific also agreed to directly or indirectly subscribe for additional units in order that the Corporation would realize the maximum gross proceeds of Cdn$25 million from the Rights Offering. It was not necessary for the Corporation to enforce this agreement as the Rights Offering was fully subscribed.

Since Brascan is a related party to the Corporation, pursuant to Rule 61-501 of the Securities Act (Ontario), Policy Q-27 of the Commission des valeurs mobilières du Québec (together, the "Policies") and the rules of the Toronto Stock Exchange, at a meeting of its shareholders held on February 15, 2002, the Corporation obtained approval of the Financing Plan from its minority shareholders (excluding Brascan and others). The Corporation was granted relief from the Ontario Securities Commission and the Commission des valeurs mobilières du Québec in respect of the requirements under the Policies to obtain a formal valuation of the subject matter of the Financing Plan.

Proceeds of the Unit Offering, the Rights Offering and the issuance of the Preferred Shares were used to repay the Corporation's capital securities on March 28, 2002. The gross proceeds of the Flow-Through offering of approximately Cdn$5.4 million were used by the Corporation to incur Canadian exploration expense (CEE) during 2002, which the Corporation renounced to subscribers effective on December 31, 2001.

Equity Issue Completed on June 25, 2002

On June 25, 2002 the Corporation completed a Cdn$125 million equity financing consisting of the issuance of 60,975,610 common shares and 20,325,203 share purchase warrants. Coincident with the closing, all of the Corporation's convertible preferred shares were converted into common shares by BC Pacific at Cdn$1.51 per share.

Flow-through Equity Issue Completed on December 23, 2002

On December 23, 2002 the Corporation completed an equity financing for total gross proceeds of Cdn$1,445,000 by way of the issuance of 722,500 flow-through common shares at Cdn$2.00 each. Proceeds from the issue were used to finance the Corporation's 2003 exploration activities, including the continued exploration of Northgate's 65,000-acre property, subsequently expanded to approximately 87,256 acres (35,312 hectares) surrounding the Kemess South mine exploration activities in the Toodoggone Region of British Columbia.

BC Pacific Secondary Offering Completed November 24, 2003

On November 24, 2003, BC Pacific and Northgate completed the sale by BC Pacific, an affiliate of Brascan, of 82,540,071 common shares of Northgate to a syndicate of underwriters at a price of $2.65 per share for aggregate gross proceeds to BC Pacific of $218.7 million.

Prior to the transaction, BC Pacific owned approximately 41.5% of Northgate's outstanding common shares. As a result of the transaction, BC Pacific no longer owns any common shares of Northgate, although it does continue to own warrants to purchase 6,220,803 common shares of Northgate. Following this transaction, Northgate became a widely held public company, and to the best knowledge of management, no person or company beneficially owns, directly or indirectly, or exercises control or discretion over, more than 10% of the outstanding shares of the Corporation. Brascan still unconditionally guarantees Northgate's syndicated project loan ($55.5 million at Dec 31, 2003) and the associated gold forward sales contracts.

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Pre-feasibility Study on the Kemess North Deposit

In 2003 a pre-feasibility study was completed on the Kemess North deposit that indicated sufficiently attractive economic value that a full feasibility study was commissioned. The pre-feasibility study results are more fully described in section 3.2.

2.2    Significant Acquisitions and Dispositions

In January 2003, the Corporation announced that it had reached an agreement with Royal Oak to acquire its 5% minority interest in Kemess Mines Ltd., in exchange for 7,186,000 common shares of Northgate. The transaction closed on February 14, 2003, at which point the Corporation owned a 100% interest in Kemess Mines Ltd.

Since the transaction was a "related party transaction" for securities regulatory purposes, the independent directors of Northgate were asked to consider it. The independent directors concluded that the transaction was fair from a financial point of view to the shareholders of Northgate.

2.3    Trends, Risks and Uncertainties

Recent Earnings

The Corporation had net earnings of approximately $9.0 million in 2003 and incurred net losses of approximately $14 million in 2002 and $9.9 million in 2001. The Corporation's profitability depends on the prices of gold and copper, the exchange rate between the Canadian and United States dollars, levels of gold and copper production, cash operating costs and the other factors discussed below.

Sensitivity to Metal Prices

The Corporation's earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining, although the Corporation does not directly produce gold or copper. The Corporation produces a gold bearing copper concentrate that is shipped to third party smelters for extraction of these metals. In this respect the Corporation is affected by the global market for gold bearing copper concentrate. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation's financial performance or results of operations. If the Corporation's revenues from the sale of gold and copper fall below the Corporation's cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Under the Corporation's Risk Management Policy, approved by its board of directors, the Corporation intends to make use of hedging strategies where appropriate. There is however, no assurance that the Corporation's hedging strategies will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation's financial performance and results of operations.

The volatility of gold prices is illustrated in the following table, which sets forth for the periods indicated the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2003	2002	2001	2000	1999
High price ($ per ounce)	417	349	293	319	326
Low price ($ per ounce)	320	278	256	262	253
Average price ($ per ounce)	364	310	271	278	274

On December 30, 2003, the London P.M. Fix was $416.25 per ounce of gold.

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The following table sets forth for the periods indicated the high, low and average prices on the London Metal Exchange for copper.

	2003	2002	2001	2000	1999
High price ($ per pound)	1.05	0.77	0.83	0.91	0.84
Low price ($ per pound)	0.70	0.64	0.60	0.73	0.61
Average price ($ per pound)	0.81	0.71	0.72	0.82	0.71

On December 31, 2003, the London Metal Exchange Grade A copper settlement price was $1.05 per pound. Earnings and Cash flow sensitivities based on 2004 production estimates can be found on page 20 of the Corporation's 2003 Annual Report. The Corporation manages risks related to commodity prices and foreign exchange using various financial instruments. Information on these instruments appears in Note 15 on page 32 of the Corporation's 2003 Annual Report, which is incorporated herein by reference.

Sensitivity to Foreign Exchange Rates

The Corporation's operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate. Exchange rate movements can have a significant impact on all of the Corporation's costs. Based upon the Corporation's anticipated 2004 after-tax operating results, a one-cent change in the average annual US/Canadian dollar exchange rate would affect both net income and operating cash flow by approximately $1.2 million. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation's financial performance and results of operations.

Sensitivity to Interest Rates

Fluctuations in interest rates can affect the Corporation's results of operations and cash flows. The Corporation's bank debt and cash balances are subject to variable interest rates. A change of 100 basis points in interest rates is estimated to have approximately a $0.60 million after-tax impact on earnings and cash flow in 2004.

Dependence on the Kemess South Mine and Development of Kemess North

The Corporation's mining and milling operations at Kemess South accounted for all of the Corporation's metal production in 2003 and will account for all of the Corporation's future metal production unless additional projects are acquired and/or brought into production. Any adverse condition affecting mining or milling conditions at the Kemess South mine could be expected to have a material adverse effect on the Corporation's financial performance or results of operations until such time as the condition is remedied or the Corporation's other exploration and development properties are brought into production. In addition, the Corporation's principal development program is the Kemess North Project. This project, currently the subject of a feasibility study, involves engineering and design work to enable the extraction of ore and may present new or different challenges for the Corporation. In addition, some First Nations groups have expressed opposition to certain aspects of the project. There can be no assurance that the Corporation's current exploration and development programs in the Kemess region will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Cash Costs of Gold Production at the Kemess South Mine

The Corporation's cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the price and production level of copper, the revenue from which is offset against the cost of gold production, the treatment and refining charges for copper concentrate and the US dollar/Canadian dollar exchange rate. As these factors are beyond the Corporation's control, there can be no assurance that the Corporation will be able to achieve low cash cost gold production.

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Uncertainty of Ore Reserves and Mineral Resource

Although the Corporation has carefully prepared the mineral reserves and resource figures included herein and believes that the methods of estimating mineral reserves and resource have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by the Corporation may differ from the estimated grades of the reserves and mineral resource. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of resources. Short-term factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

Mineral resources and inventory estimated for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Reserve Estimates

The figures for proven and probable mineral reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Corporation has estimated proven and probable mineral reserves based on a $350 per ounce gold price and a copper price of $0.95 per pound and a Canadian / U.S. dollar exchange rate of 1.40. The market prices of gold and copper have for more than three years traded, on average, below the price at which the Corporation estimates its reserves. Prolonged declines in the market price of gold and copper may render reserves containing relatively lower grades of gold and copper mineralization uneconomic to exploit and could reduce materially the Corporation's reserves. Should such reductions occur, the Corporation could be required to take a material write down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment, cave-ins or flooding. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstance. However, the Corporation may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such case, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Income Tax

The Corporation does not currently pay cash taxes and does not anticipate doing so during the reserve life of the Kemess South mine at forecast commodity prices. It is possible that the Corporation may become cash taxable at some point in the future if commodity prices change or if Kemess North is brought into production. For more information on income taxes see Note 12 on page 32 of the Corporation's 2003 Annual Report, which is incorporated herein by reference.

Cost of Exploration and Development Programs

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties

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inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Laws and Regulations

The Corporation's mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Under an amended mine closure plan submitted to the British Columbia government in 2002, the estimated current reclamation cost for the Kemess South mine is approximately $14.5 million (Cdn$18.8 million) of which $10.1 million (Cdn$13.0 million) in cash is currently held in trust by the British Columbia government against these obligations. The amended mine closure plan requires the Corporation to increase the amount of the bond by approximately Cdn$1 million per annum beginning on December 31, 2003 until the bonded amount reaches Cdn$18.8 million. The completion of final reclamation is subject to approval by the British Columbia government and there can be no assurance that the British Columbia government will not impose additional reclamation obligations with attendant higher costs. At December 31, 2003, the Corporation had provided for a total reclamation liability of $12.9 million on its balance sheet, which will be increased to $14.5 million by the time the Kemess South reserves are exhausted in 2008.

Competition and Scarcity of Mineral Lands

Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.

Legal Proceedings

In 1996, Golden Hill Ventures Ltd. filed an action against Kemess Mines Inc., a subsidiary of Royal Oak Mines Inc., in the Supreme Court of British Columbia claiming a declaration that the builders lien of Cdn$6.0 million placed on the Kemess mineral claims was a first charge lien, as well as Cdn$7.6 million in contractual claims and damages arising from its performance of contract work, notably preparation of the airstrip, airstrip access road, mill site and runoff pond, mill site access road and the main camp. Kemess Mines Ltd. was added as a party in August 2000 as the owner of the mineral claims over which the builder's lien was registered. The order regarding priority of the lien was sought against Kemess Mines Ltd. and the amount claimed in contractual claims and damages was claimed against Kemess Mines Inc. The action was tried from April 2000 to June 2001. The matter was settled in February of 2003 for Cdn$5.075 million.

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Between 1988 and 1995, Northgate held direct and indirect equity investments in companies ultimately

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involved in the Jamestown mine. On March 5, 2004 Northgate unsuccessfully challenged the California court's power to exercise discretion over Northgate. Northgate is appealing the decision. The date of the hearing of the appeal by the California Court of Appeal has not yet been set.

In 2003 Kemess Mines Ltd. and Royal Oak were served with a Writ of Summons by Electrum Resources regarding the Corporation's Atty 1-8 claims, located north and northwest of the Kemess North deposit. These claims contain no known mineral reserves or resources. To date no Statement of Claim has been filed, although it is clear the matter relates to an alleged incident at the time that Royal Oak Mines held the property. The Corporation has been advised that Electrum's case was extinguished in the Royal Oak Mines bankruptcy proceedings.

Shareholder Rights Plan

On March 11, 2004, the Board of Directors of the Corporation adopted a shareholder rights plan (the "Plan"), subject to all necessary regulatory and shareholder approvals. The Plan is designed to ensure the fair treatment of Northgate's shareholders in the event of a take-over bid for the common shares of Northgate and will provide the Board of Directors and Northgate's shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value. The Plan was not adopted by the Board of Directors in response to a take-over bid or to any specific or threatened proposal from a third party to acquire control of Northgate.

The Plan is effective as of March 11, 2004 (the "Effective Date"), but in accordance with the requirements of the Toronto Stock Exchange, the shareholders will be asked to confirm the Plan at the annual and extraordinary general meeting of Northgate's shareholders to be held on May 14, 2004. The Plan will be in effect until March 11, 2010, the sixth anniversary of the Effective Date, but must be reconfirmed by the shareholders at the 2007 annual general meeting.

At the close of business on the Effective Date, one right (a "Right") is issued and attaches to each common share of Northgate outstanding at that time. A Right will attach to each common share of Northgate issued after the Effective Date. If the shareholders do not confirm the Plan at the annual and extraordinary general meeting to be held on May 14, 2004, the Plan and the Rights will terminate and cease to be effective.

The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes "Permitted Bid" provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of Northgate or the commencement of a take-over bid that is not a Permitted Bid.

3.0    NARRATIVE DESCRIPTION OF THE BUSINESS

3.1    Kemess South Mine, Kemess North Project and Other Kemess Mineral Claims

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal asset is its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral claims ("Kemess South") located in north-central British Columbia, 430 kilometres northwest of Prince George. These mineral claims were expanded from 65,000 acres to approximately 87,000 acres (35 square kilometres) in 2003 through the staking of 22 additional claims to the south and the northwest of the existing claim block. The claim block surrounds the Kemess South mining lease and includes the Kemess North deposit ("Kemess North") which is currently the subject of a feasibility study. The underlying claims for the Kemess North deposit are in the process of being taken to a Mining Lease. Thirteen of the two hundred and twelve claims are subject to minor net smelter return royalties, only two of which are material. One two percent net smelter return royalty is held by a private syndicate and is subject to Cdn$60,000 per year advance royalties. This covers a small portion of the pit that is not yet being mined. A second gross metal value royalty of 1.62% is held by Brascan and applies to the Kemess South deposit only. The other claims on which there is an

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underlying royalty have no known mineral resources or reserves identified on them at this time. All mineral claims have sufficient assessment credit filed to keep them in good standing until at least 2010.

The Corporation is currently focusing its exploration activities within its land position surrounding the Kemess South mine, on the Nugget Zone, Duncan Ridge and the newly acquired contiguous Bear claims to the south of the Kemess South mine. The Corporation has also signed joint venture agreements with Canasil Resources Inc. ("Canasil"), and StrataGold Corporation ("StrataGold") for exploration of properties in British Columbia and the Yukon Territory respectively held by these companies.

A description of the Kemess South mine, the Kemess North deposit and other mineral claims can be found in a technical report entitled "Technical Report - Kemess Mine Review B.C." prepared by MRDI Canada dated December 2001 and two addendum reports dated February 2002 (together the "MRDI Reports") which are all incorporated by reference herein. MRDI Canada, a division of AMEC E&C Services Limited, is an independent engineering and mineral industry consulting firm.

The information contained in the MRDI Reports is updated in section 3.2 herein.

Except as otherwise noted herein, there have been no recent changes with respect to properties which the Corporation owns, or in which it has directly or indirectly significant interests, which have materially affected operating profits and no such changes are expected. To the knowledge of the Corporation, the Corporation and its subsidiaries are in compliance with all environmental laws and regulations in effect in all jurisdictions in which operations are being conducted except as otherwise disclosed herein.

3.2    2003 Update

Kemess South Reserves and Resources

The Corporation's reserves and resources at Kemess South at December 31, 2003 and a discussion of the mine plan optimization that was undertaken during 2003 can be found in the Corporation's 2003 Annual Report on page 8 and are incorporated herein by reference.

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2003	Category	(tonnes)	(gmt)	(%)	(ounces)	(000's lbs)

Reserves
Kemess South	Proven	91,715,448	0.699	0.227	2,061,000	459,000
Resources (in addition
to reserves)
Kemess South	Indicated	52,210,624	0.491	0.167	824,000	192,000
Kemess North	Indicated	407,000,000	0.409	0.224	5,400,000	2,000,000
	Inferred	107,000,000	0.36	0.18	1,200,000	400,000
Nugget Zone	Inferred	87,000,000	0.38	0.16	1,100,000	300

Kemess South Operations

Operating results for the Kemess South mine during 2003 can be found on page 17 of the Corporation's 2003 Annual Report and are incorporated herein by reference.

During 2003 the Corporation continued its program of continuous improvement. Mill throughput has been increased by a number of initiatives, specifically, the introduction of an expert computer grinding system and new drive pinions for the SAG mills. Optimization of the regrind mill and introduction of trommel magnets, to remove spent grinding media, has resulted in reduced power consumption and should lead to lower maintenance costs. Within the open pit an explosives quality control program resulted in lower powder costs and better rock fragmentation which reduced maintenance costs and increased crusher capacity. This program along with other operating improvements reduced 2003 mining costs to Cdn$0.91 per tonne from $1.10 in 2002. Additional information can be found on pages 10 and 11 of the Corporation's 2003 Annual Report, which is incorporated herein by reference.

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Reclamation and Closure

With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures. At December 31, 2003, management's estimate of future reclamation and site closure costs was $14.5 million (Cdn$18.8 million). This estimate was based on available information, including preliminary closure plans, alternatives and applicable regulations. The Corporation has posted a Cdn$13 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and amended its reclamation permit during 2002 to increase the amount of the bond to Cdn$18.8 million by the end of the Kemess South mine life.

Kemess North Project

In 2003 the Corporation completed a pre-feasibility study on the Kemess North project and initiated a full feasibility study. The pre-feasibility study utilized a resource based on $325 per ounce for gold, $0.95 per pound for copper, with a Cdn$/US$1.50 exchange rate. These price assumptions and an overall 0.6:1 waste:ore ratio in the proposed pit resulted in a resource of 369 million tonnes with grades of 0.34 g/t gold and 0.18% copper. Metallurgical tests indicate average recoveries of 62% for gold and 89% for copper will be achieved generating 2.5 million ounces of gold and 1.3 billion pounds of copper over the life of the mine. Capital expenditures between 2004 and 2006 are projected to be $128 million, with a further capital expenditure of $29 million between 2007 and 2009. During the period of parallel production with Kemess South, until 2009, the milling rate will be 60,000 tonnes per day. Following the exhaustion of the Kemess South deposit the milling rate will increase to 93,000 tonnes per day. Overall operating costs are projected to be $Cdn 5.97 per tonne milled until the exhaustion of the Kemess South deposit, after which the operating cost is projected to drop to $Cdn 4.34. These costs would result in cash costs of $US 173 and $US 135 per ounce of gold produced, respectively, for these two phases of the project. Discussions regarding key operating permits are ongoing and there is no certainty that these permits will be granted, or granted within the timeframe necessary to achieve the timeline necessary for the timeline discussed above.

The total resource at Kemess North now contains 6.6 million ounces of gold and 2.4 billion pounds of copper, an increase of 900,000 ounces of gold from 2001. During 2003, a total of 3500 metres of in-fill and geo-technical drilling was carried out in order to increase the confidence level regarding rock quality pertaining to hardness, grind-ability, structural components, specific gravity, and metallurgical characteristics.

A resource estimate for Kemess North at December 31, 2002 can be found on page 8, and a further discussion of the project is on pages 12 and 13 of the Corporation's 2003 Annual Report, which is incorporated herein by reference.

Other Exploration in the Kemess Camp

This year marked a significant departure from prior years in that much of the work was directed towards property wide exploration, rather than exploration of the Kemess North deposit. Exploration work consisted of diamond drill holes totalling 10,003 meters in length, an airborne geophysical survey over newly acquired claims to the south of Kemess South, prospecting and geological mapping. The bulk of the drilling was directed towards locating an extension to the Nugget Zone that is closer to surface and suitable for open pit mining. In addition to porphyry gold copper deposits, the Corporation's exploration team believes there continues to be the potential for higher grade gold vein or epithermal deposits and base metal skarns, examples of which are well documented elsewhere in the Toodoggone mineral district. These deposits types, if found, would offer the opportunity to supplement the mill feed at significantly higher grades than those currently being mined, and with the existing infrastructure at Kemess South, it is anticipated that the development and operation could be achieved with fairly low capital and operating costs.

The Nugget Zone, located approximately 1.3 kilometres southwest of the Kemess North pit outline, has been known for many years from the surface oxidation and the low grade gold values. Drilling in 2002 intersected gold-copper mineralization, up to 159 metres thick similar in grade to the Kemess North deposit, although this is at greater depth. Work in 2003 focussed on finding similar mineralization on an uplifted portion of the host volcanic rocks and one hole intersected 419.4 metres of porphyry mineralization containing 0.38 g/t gold and 0.13% copper starting at 24.4 metres depth. This is similar in grade and thickness to drill holes within the Kemess North deposit, and although this mineralization is constrained in size by surrounding holes, there is room for a small satellite deposit to Kemess North.

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As part of an evaluation of the overall mine property, additional deposit types were investigated. Five kilometres west of Kemess North, on Duncan Ridge, skarn/carbonate replacement type mineralization was discovered with a drill intersection of 11.75 meters of 0.8% copper, 2.2% zinc and 12.7 g/t silver. Prospecting resulted in new discoveries of mesothermal and vein type gold occurrences with grades up to 19 g/t and 183 g/t in angular boulders and outcrop respectively. New claims were staked south of the current Kemess South open pit to explore for covered porphyry deposits by taking advantage of improved geophysical techniques.

Brenda Property

On July 31, 2002, Northgate and Canasil signed an Option and Joint Venture Agreement providing for Northgate to earn a majority interest in Canasil's 100% owned Brenda gold-copper property located 25 kilometres northwest of the Kemess mine in the Kemess-Toodoggone mining district in north central British Columbia, Canada.

The Agreement provides for Northgate to earn a 60% interest in the property by incurring expenditures of Cdn$2,000,000 and paying a total of Cdn$140,000 to Canasil over a period of four years. Upon exercise of the Option, the parties will enter into a joint venture. If Canasil does not elect to participate in the joint venture, or fails to meet its share of planned expenditures, its interest will revert to a 2% net smelter return, one-half of which may be purchased by Northgate for Cdn$2,000,000.

The Brenda property comprises 178 mineral claim units, covering 44.0 square kilometres, situated approximately 25 km northwest of Northgate's Kemess South Mine in the Kemess-Toodoggone porphyry gold-copper / epithermal district. It lies within a belt of northwest and northeast trending block faults at the transition from predominantly porphyry type gold-copper occurrences to the south to epithermal type gold-silver vein and breccia deposits to the northwest. A description of the geology and mineral occurrences can be found in a technical report filed on July 4, 2003 at www.sedar.com under the Canasil Resources Inc. subsection and this report is incorporated herein by reference.

In 2003 a total of five diamond drill holes totaling 1,485 meters were completed. Two holes, BR-03-06 and BR-03-07, intersected similar grades and thicknesses of gold, copper and silver as Kemess North, in a similar geological setting. As this occurrence would have to be a stand alone mining operation 2004 exploration drilling will be directed towards discovering a higher grade zone. Mineralization in BR-03-06 is open towards the south and east and the mineralization in BR-03-07 is open towards the north and east.

Hyland Gold Property

On February 10, 2003, Northgate and StrataGold, a subsidiary of Expatriate Resources Ltd. (TSX Venture - EXR), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the Hyland gold property located in the Quartz Lake area in southeast Yukon, Watson Lake Mining District. The 100% owned property consists of 299 mineral claims covering 62 square kilometres.

Under the initial option, Northgate will earn a 51% interest in the Hyland property by making exploration expenditures of Cdn$5 million over four years, including a firm commitment to spend a minimum Cdn$700,000 in 2003. In addition, Northgate will make property payments totalling Cdn$210,000 including an initial payment of Cdn$85,000. Upon completing Cdn$5 million in exploration expenditures and making the cash payments, Northgate will have an additional option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. StrataGold will be the operator of exploration programs during the initial option, whereas Northgate will be the operator during the additional option and under the joint venture upon completion of the option period.

The Hyland property is subject to a total net smelter return royalty of 1.25% on the entire property and an additional 1.0% net smelter return royalty on the core part of the property. The latter is capped at Cdn$1,500,000. Should a party's participating interest be diluted below 30%, or should it fail to participate in a feasibility study or mine development program, it will forfeit its participating interest and receive a 2.0% net smelter return royalty. A description of the geology and mineral deposits of the Hyland property can be found at www.sedar.com filed on June 13, 2003 under the Expatriate Resources subsection.

Drilling in 2003 tested a large geochemical anomaly within which previous workers had identified oxide and sulfide gold mineralization. Several of the twelve holes (2,417 meters), intersected broad widths of low grade gold and silver mineralization. Exploration in 2004 will be directed towards remaining untested targets and deeper structures below the known mineralization.

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4.0    SELECTED CONSOLIDATED FINANCIAL INFORMATION

A three-year comparative summary of selected financial information appears below.

(thousands of US dollars, except for share data)	2003	2002	2001
Revenue	$138,446	$113,270	$101,558
Operating costs	87,221	78,357	74,774
Administrative and general	3,873	1,706	2,131
	91,094	80,063	76,905
Earnings before interest, taxes, depletion, depreciation
and other	47,352	33,207	24,653

Other:
Depreciation and depletion	33,506	25,891	24,152
Net interest	4,205	5,335	9,341
Exploration	3,408	4,215	840
Currency translation losses (gains)	(1,444)	1,129	163
Mining and capital taxes	1,420	1,318	1,340
Non-controlling interest	19	(531)	(120)
	41,114	37,357	35,716
Earnings (loss) before the following items:	6,238	(4,150)	(11,063)
Gains (losses) on settlement of gold forward sales
contracts	-	(9,839)	-
Other income (expense)	193	(290)	1,151
Earnings (loss) before income taxes	6,431	(14,279)	(9,912)
Income tax recovery	2,634	-	-

Earnings (loss) for the year	9,065	$(14,279)	$(9,912)
Earnings (loss) per share - Basic	$0.05	$(0.14)	$(0.58)
Earnings (loss) per share - Diluted	$0.05	$(0.14)	$(0.58)
Weighted average number of shares used in computing
earnings (loss) per share Basic	197,712,564	123,374,060	30,251,156
Diluted	198,634,756	124,251,228	144,192,323

NORTHGATE EXPLORATION LIMITED	12

Year-End Financial Highlights
(thousands of US dollars, except for share data)	2003	2002	2001
Working capital (deficiency)	$8,921	$(1,295)	$(20,351)
Investments and other assets	12,842	11,215	10,329
Mineral property, plant and equipment	187,194	198,481	205,271
Total assets	242,376	235,731	236,183
Total invested capital	195,673	198,103	185,201
Long-term debts	43,500	55,500	103,162
Shareholders' equity and capital securities	145,619	129,339	68,051
Common shares outstanding	198,759,915	191,273,615	30,251,156
Share price - high/low (during the year in Cdn$)	2.84/1.32	2.18/1.13	1.43/0.71
Share price - high/low (during the year in US $)	2.15/1.06	N/A	N/A

Note: Certain of the figures have been reclassified to conform with the financial statement presentation adopted in 2003.

Selected Quarterly Financial Data
(Expressed in thousands of US dollars, except for share data).

		2003 Quarter Ended				2002 Quarter Ended
	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Revenue, investment and
other income	$43,704	$38,261	$30,126	$26,355	$32,602	$27,970	$27,212	$25,486
Earnings (loss)	9,520	7,050	(3,126)	(4,379)	356	977	(12,063)	(3,549)
Earnings (loss) per share	0.05	0.04	(0.02)	(0.02)	0.00	0.01	(0.17)	(0.16)

The selected consolidated financial information should be read together with the 2003 consolidated financial statements and notes on pages 23 through 37 the Corporation's 2003 Annual Report, which is incorporated herein by reference.

The Corporation's policy is not to pay dividends but to retain earnings to finance growth opportunities. No dividend has been paid since 1988.

5.0    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Information relating to this item appears on pages 17 through 22 of the Corporation's 2003 Annual Report, which is incorporated herein by reference.

6.0    MARKET FOR SECURITIES

The Corporation's common shares are listed for trading on the Toronto Stock Exchange under the symbol NGX. On July 11, 2003, the Corporation obtained a listing on the American Stock Exchange (AMEX) in the United States under the symbol NXG.

As of March 31, 2003, the Corporation had 39,682,338 transferable common share purchase warrants outstanding. Each warrant permits the holder to purchase one common share of the Corporation at Cdn$3.00. These warrants trade on the Toronto Stock Exchange under the symbols NGX.WT and NGX.WT.A.

7.0    DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and shareholdings in the Corporation as at December 31, 2003 are set out on the following page.

NORTHGATE EXPLORATION LIMITED	13

	Year of		Number of
	Appointment as	Expiry of	Common
Name, Municipality of Residence	Director/Officer	Office	Shares	Principal Occupation or Employment (1)
and Office Held			Held

G. Warren Armstrong (2)	1982	May 14,	100	Chairman and Director of Coniagas
Toronto, Ontario	(1958-1972)	2004		Resources Ltd. (natural resources company)
Director

C. William Daniel, O.C. (3)(4)	2003	May 14,	10,000	Corporate Director and Business Consultant
Toronto, Ontario		2004
Director

Patrick D. Downey (2)	1993	May 14,	2,500	Retired Executive
Freeport, Bahamas		2004
Director

J. Peter Gordon (3)	2001	May 14,	Nil	Managing Partner, Brascan Financial
Toronto, Ontario		2004		Corporation (financial services company)
Director

Keith C. Hendrick (2)(4)	2003	May 14,	Nil	Retired Mining Company Executive and
Toronto, Ontario		2004		Corporate Director
Director

Klaus V. Koningsmann (4)	2003	May 14,	2,000	Retired Mining Company Executive and
Oakville, Ontario		2004		Business Consultant
Director

Terrence A. Lyons (3)	1993	May 14,	91,600	Chairman of the Corporation
Vancouver, British Columbia		2004
Chairman of the Board
and Director

Kenneth G. Stowe	2001/1999	May 14,	61,000	President and Chief Executive Officer of the
Oakville, Ontario		2004		Corporation
President & Chief Executive
Officer, Director

Jon A. Douglas	2001	May 14,	18,000	Senior Vice-President & Chief Financial
Toronto, Ontario		2004		Officer of the Corporation
Senior Vice-President &
Chief Financial Officer

Bruce M. McKay	2000	May 14,	Nil	Partner Fraser, Milner Casgrain LLP (law
Vancouver, British Columbia		2004		firm)
Corporate Secretary

Maurice Ethier	1999	May 14,	Nil	General Manager, Kemess Mines Ltd.
Smithers, British Columbia		2004
General Manager

Robin L. Curry	2002	May 14,	Nil	Corporate Controller of the Corporation;
Smithers, British Columbia		2004		Administration Superintendent of the Kemess
Corporate Controller				Mine

Christopher Rockingham	2003	May 14,	Nil	Vice President Business Development and
Toronto, Ontario		2004		Exploration of the Corporation
Vice President Business
Development and Exploration

Notes:
(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.
(2) Member of the Audit Committee.
(3) Member of the Compensation and Corporate Governance Committee.
(4) Member of the Health, Safety and Environment Committee. The Health, Safety and Environment Committee was created on February 25, 2004 and will monitor the Corporation's ongoing commitment to its principles and policies regarding health, safety and environment and sustainability matters.

As at March 31, 2004, the directors and executive officers as a group owned or exercised control over a total of 173,900 common shares, which is equal to less than 1% of the total outstanding common equity of the Corporation on that date.

8.0    ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and the interests of insiders in material

NORTHGATE EXPLORATION LIMITED	14

transactions is contained in the Corporation's Information Circular for the 2003 Annual General Meeting, Annual Report and comparative financial statements. A copy of these documents and this Annual Information Form may be obtained by contacting the Corporation at Suite 2050, 1055 West Georgia Street, P.O. Box 11179, Royal Centre, Vancouver, British Columbia, V6E 3R5 - Telephone: 604- 688-4435, Facsimile: 604-687-3419, e-mail: info@northgateexploration.ca.

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